SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                       POINT GROUP HOLDINGS, INCORPORATED
                       ----------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   87122R-10-0
                                   -----------
                                 (CUSIP Number)


                             JOHN FLEMING, PRESIDENT
                       POINT GROUP HOLDINGS, INCORPORATED
                      2240 SHELTER ISLAND DRIVE, SUITE 202
                               SAN DIEGO, CA 92106
                                 (619) 269-8692
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 15, 2000
                                  -------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

___________

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 278895 20 6                   13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             RICHARD EPSTEIN
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                |X|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             FLORIDA, USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER OF
          SHARES              750,000(1)
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                         8    SHARED VOTING POWER

                              None
--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              750,000(1)

--------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             750,0001
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.236%(2)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


--------

1 PURSUANT TO A CONSULTING AGREEMENT DATED JULY 11, 2001 A COPY OF WHICH WAS FILED AS EXHIBIT 4.4 OF PGHI'S S-8 ON FEBRUARY 6, 2002. THE CERTIFICATES WERE NEVER DELIVERED TO MR. EPSTEIN. THE MATTER REMAINS UNRESOLVED.

2 ALL PERCENTAGES HAVE BEEN CALCULATED BASED ON A TOTAL OF 317,071,449 OUTSTANDING SHARES AS ADVISED BY ISSUER'S TRANSFER AGENT ON JUNE 20, 2003.

--------------------------------------------------------------------------------
CUSIP NO. 278895 20 6                   13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             ALLIANCE EQUITIES, INC 65-0733456
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                |X|
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             FLORIDA, USA
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER OF
          SHARES              10,252,654
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------------------------------------------------------------
                         8    SHARED VOTING POWER

                              None
--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              10,252,654

--------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,252,654
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.23%(3)
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------


-----------

3  SEE FOOTNOTE NUMBER 2.

ITEM 1.     SECURITY AND ISSUER

Point Group Holdings, Incorporated
2240 Shelter Island Drive, Suite 202
San Diego, CA 92106
(619) 269-8692

ITEM 2.     IDENTITY AND BACKGROUND

       (a) The persons filing this statement are Richard Epstein ("Mr. Epstein"), for and on behalf of himself and Alliance Equities, Inc. ("Alliance"), a Florida corporation wholly owned by Mr. Epstein.

       (b) Mr. Epstein's and Alliance's principal office is located at 7100 NW 126 Terrace, Parkland, FL 33076. The telephone number of Alliance is (954) 753-0904. Alliance is a venture capital/investment company. Mr. Epstein is the President and sole officer of Alliance.

       (c) Mr. Epstein is a private investor whose principal business is venture capital.

       (d) Neither Mr. Epstein, nor Alliance, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) On May 5, 2003, the Honorable Nora M. Manella, United States District Judge for the Central District of California, entered judgments, pursuant to Mr. Epstein's consent, against Mr. Epstein and Alliance a company controlled by Mr. Epstein. In this judgment, Mr. Epstein and Alliance were permanently enjoined from future violations of the stock sale reporting provisions of the federal securities laws, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2 and 16a-3 thereunder. The judgments also ordered Epstein and Alliance to disgorge $618,230 in gains plus prejudgment interest, and ordered Mr. Epstein to pay a civil penalty in the amount of $25,000. This judgment was based on a complaint, filed August 7, 2002, in which the Securities and Exchange Commission alleged that Mr. Epstein and Alliance failed to supply the SEC and the public with information regarding the common stock of another company by filing Schedule 13D updates and failing to report purchases in Form 4 filings.

       (f)  Mr. Epstein is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On December 16, 1999, Alliance entered into a Funding Agreement ("Agreement") with the Issuer. Under the Agreement, Alliance agreed to loan the Issuer $2,000,000. As an inducement to entering into the Agreement, Alliance was granted a warrant to purchase 600,000 shares of common stock of the Issuer at $0.01 per share. This warrant was exercised and the shares were acquired on June 15, 2000. The other 1,269,492 restricted shares of common stock acquired from the Issuer on this date were partial repayment of the loan, plus accrued interest, made to the Issuer by Alliance under the Agreement.

Under an Addendum to the Funding Agreement ("Addendum"), dated August 4, 2000, the maximum commitment was decreased to $1,000,000.

On August 9, 2000, 1,250,000 restricted shares of common stock were acquired from the Issuer as partial repayment of the $500,000 loan, plus accrued interest, made to the Issuer by Alliance under the Agreement and the Addendum.

On September 7, 2000, 1,923,077 restricted shares of common stock were acquired from the Issuer as partial repayment of the $500,000 loan, plus accrued interest, made to the Issuer by Alliance under the Agreement and the Addendum.

On September 22, 2000, 1,923,077 restricted shares of common stock were acquired from the Issuer as partial repayment of the $500,000 loan, plus accrued interest, made to the Issuer by Alliance under the Agreement and the Addendum.

On October 12, 2000, 1,818,182 restricted shares of common stock were acquired from the Issuer as partial repayment of the $500,000 loan, plus accrued interest, made to the Issuer by Alliance under the Agreement and the Addendum.

On November 22, 2000, 714,786 restricted shares of common stock were acquired from the Issuer as partial repayment of the $500,000 loan, plus accrued interest, made to the Issuer by Alliance under the Agreement and the Addendum.

On January 2, 2001, 254,786 restricted shares of common stock were acquired from the Issuer as final repayment of the $500,000 loan, plus accrued interest, made to the Issuer by Alliance under the Agreement and the Addendum.

Under a Consulting Services Agreement between the Issuer and Richard Epstein, dated July 11, 2001, the Issuer agreed to issue 750,000 free trading shares of common stock to Mr. Epstein for services to be rendered under this agreement. On March 1, 2002, these shares were acquired from the Issuer by Mr. Epstein for services rendered under that agreement.

On May 29, 2003, Alliance purchased 500,000 shares of common stock in an open market purchase at $.01 per share.

ITEM 4.     PURPOSE OF THE TRANSACTION

        See Item 3 above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER


(a) 10,252,654 shares owned by Alliance, which is controlled by Mr. Epstein; Mr. Epstein individually owns 750,000 shares for a total of 11,002,654.(4)
This amount represents, as of June 18, 2003, 3.55% of the outstanding shares.

(b) Mr. Epstein has sole voting power, as president of Alliance, with respect to all shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: March 17, 2003. The Issuer's transfer agent has advised that the number of outstanding PGHI shares increased to 282,008,819 on March 17, 2003. Consequently, the combined holdings of Mr. Epstein and Alliance fell to 3.72% on that date.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 3 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

(a) Funding Agreement between the Issuer and Alliance, dated December 16, 1999 (incorporated by reference to Exhibit 10.1 of the Form 10-SB filed on January 25, 2000).

(b) Addendum to the Funding Agreement between the Issuer and Alliance, dated August 4, 2000 (incorporated by reference to Exhibit 10.6 of the Form SB-2 POS filed on August 28, 2000).

(c) Consulting Services Agreement between the Issuer and Richard Epstein, dated July 11, 2001 (incorporated by reference to Exhibit 4.4 of the Form S-8 filed on February 6, 2002).


-----------

4  SEE FOOTNOTE NUMBER 1.

SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 24, 2003



                                           By:  /s/ Richard Epstein
                                              -------------------------------
                                                    RICHARD EPSTEIN


                                           ALLIANCE EQUITIES, INC.


                                           By:  /s/ Richard Epstein
                                              -------------------------------
                                                    Name:  RICHARD EPSTEIN
                                                    Title: PRESIDENT